FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

October 8, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On October 8, 2003, NovaGold Resources Inc. purchased on a non-brokered basis a private placement of 3,500,000 shares of SpectrumGold Inc. at $0.75 per share for a total of C$2,625,000.

Item Five - Full Description of Material Change

On October 8, 2003, NovaGold Resources Inc. purchased on a non-brokered basis a private placement of 3,500,000 shares of SpectrumGold Inc. at $0.75 per share for a total of C$2,625,000. This private placement increases NovaGold’s total interest in SpectrumGold to 11,784,425 shares or 67.34% of the issued and outstanding common shares. SpectrumGold currently has outstanding 3,383,500 special warrants that are exchangeable into shares of SpectrumGold Inc. upon listing of SpectrumGold on a Canadian stock exchange. If all the special warrants are exchanged, NovaGold’s ownership in SpectrumGold will be 56.43%.

The private placement was reviewed and approved by the directors of NovaGold. Two of the directors of NovaGold also serve on the Board of Directors of SpectrumGold Inc., so they abstained from voting.

The completion of this transaction with less than 21 days prior notice was necessary to enable NovaGold to maintain its controlling interest in SpectrumGold for future financial reporting purposes and to provide SpectrumGold with the funding to continue exploration at the multimillion-ounce Galore Creek gold-silver-copper project, and exploration in the Yukon at the Brewery Creek Gold Mine, and projects at McQuesten, Klondike, Harlan and Sprogge. NovaGold currently has no future intention to acquire ownership or control over additional securities of SpectrumGold. However, NovaGold may acquire or sell securities of SpectrumGold in the future.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 16th day of October, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

Joint News Release

NovaGold Completes Private Placement In SpectrumGold

October 8th, 2003, Vancouver – NovaGold Resources Inc. and SpectrumGold Inc.

NovaGold Resources Inc (TSX: NRI) has purchased on a non-brokered basis a private placement of 3,500,000 shares of SpectrumGold Inc. at $0.75 per share for a total of C$2,625,000. This brings NovaGold’s total interest in SpectrumGold to 11,784,425 shares or 67.34% of the issued and outstanding common shares. SpectrumGold currently has outstanding 3,383,500 special warrants that are exchangeable into shares of SpectrumGold Inc. upon listing of SpectrumGold on a Canadian stock exchange. If all the special warrants are exchanged, NovaGold’s ownership in SpectrumGold will be 56.43%.

The completion of this transaction with less than 21 days prior notice was necessary to enable NovaGold to maintain its controlling interest in SpectrumGold for future financial reporting purposes and to provide SpectrumGold with the funding to continue exploration at the multimillion-ounce Galore Creek gold-silver-copper project, and exploration in the Yukon at the Brewery Creek Gold Mine, and projects at McQuesten, Klondike, Harlan and Sprogge. NovaGold currently has no future intention to acquire ownership or control over additional securities of SpectrumGold. However, NovaGold may acquire or sell securities of SpectrumGold in the future.

Western Canada Exploration Programs Make Progress

SpectrumGold has initiated an initial 10,000 foot drill exploration program at Galore Creek with two core drills on site. The initial drill program is anticipated to be complete by the end of October. A major drill campaign is anticipated for the 2004 field season in anticipation of completing a pre-feasibility study and to test new priority targets.

SpectrumGold has also recently completed a 10,000 foot drill program at the McQuesten gold project located in the Keno Hill Mining District outside of Mayo, Yukon. With the completion of this drill program, SpectrumGold has earned earn a 70% interest in the property from Eagle Plains Resources (TSX-V: EPL). Assay results from the program will be reported later this fall after they are finalized.

Also in the Yukon, SpectrumGold has wrapped up the field work related to a major geologic compilation effort at the Brewery Creek property, a former heap leach oxide gold mining operation, located in the Dawson Mining District. The company anticipates developing a series of new drill targets to evaluate the potential for a multi-million-ounce Donlin Creek style sulfide gold target along the 15 kilometer mineralized trend.

About SpectrumGold

SpectrumGold is a new precious metals exploration company focused in Western Canada. The company is operated as a subsidiary of NovaGold Resources Inc. (TSX: NRI). NovaGold plans to maintain a controlling interest in SpectrumGold and will consolidate its interest in SpectrumGold for financial reporting. SpectrumGold currently has C$3.4 million in cash with an additional C$1.35 million held in escrow to be released subject to listing SpectrumGold on a Canadian stock exchange. SpectrumGold currently has 17.5 million shares issued and is anticipated to have approximately 20.9 million shares outstanding upon release of the funds to SpectrumGold from escrow. Other information is available online at: www.novagold.net

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral properties in North America. NovaGold is now advancing five separate million-plus-ounce gold deposits in Alaska and Western Canada toward production including two of the largest undeveloped gold deposits in North America, the 25 million ounce Donlin Creek Project in partnership with Placer Dome and the 5 million ounce Galore Creek Project. NovaGold has 50.2 million shares outstanding, is well financed with no long-term debt, and one of the largest unhedged gold resource bases of any development stage gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company’s financial reports and other information are available online at: www.novagold.net

NovaGold will file a corresponding report of the acquisition of SpectrumGold shares with the applicable securities regulatory authorities in accordance with applicable securities legislation. A copy of the report can be obtained by contacting either of the representatives of NovaGold named below.

For more information contact:

Greg Johnson, Vice President, Corporate Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Sr Vice President & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227